SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                         TII Network Technologies, Inc.
                         ------------------------------
                                (Name of issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   872479 20 9
                                   -----------
                                 (CUSIP Number)

                             Leonard W. Suroff, Esq.
                       c/o TII Network Technologies, Inc.
                                1385 Akron Street
                            Copiague, New York 11726
                                 (631) 789-5000
           -----------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                December 8, 2001
                                ----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

CUSIP No. 872479 20 9                                        Page 2  of 11 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Timothy J. Roach
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        PF
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

       N/A
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             900,013
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        900,013
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        900,013
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        7.5%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 872479 20 9                                        Page 3  of 11 Pages
--------------------------------------------------------------------------------


                                  INTRODUCTION

This Amendment No. 6 to Schedule 13D is being filed by Timothy J. Roach. Mr. Roach filed an original Schedule 13D dated December 7, 1988 (the "Original 13D"). The Original 13D was amended by Amendment No. 1 dated August 20, 1992 ("Amendment No. 1"), Amendment No. 2 dated March 30, 1995 ("Amendment No. 2"), Amendment No. 3 dated September 27, 1995 ("Amendment No. 3"), Amendment No. 4 dated December 8, 1998 ("Amendment No. 4") and Amendment No. 5 dated June 22, 1999 ("Amendment No. 5"). The Original 13D, as heretofore amended, is referred to as the "Existing 13D." Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Existing 13D. Items 5, 6 and 7 of the Existing 13D are amended to read in their entirety as follows:

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock, $.01 par value per share ("Common Stock"), of TII Network Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 1385 Akron Street, Copiague, New York 11726.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  This Statement is being filed by Timothy J. Roach.

         (b) The business address of Mr. Roach is c/o TII Network Technologies, Inc., 1385 Akron Street, Copiague, New York 11726.

         (c) The principal occupation or employment of Mr. Roach is President, Chief Executive Officer and Vice Chairman of the Board of the Company. Mr. Roach is also a director of the Company.

              The Company designs, produces and markets lightning and surge protection products, network interface devices, station electronic and other products to United States telephone operating companies, including the Regional Bell Operating Companies, independent operating companies, competitive local exchange carriers, original equipment manufacturers and multi-system operators of communications services.

         (d) During the last five years, Mr. Roach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Roach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Roach is a citizen of the United States.

CUSIP No. 872479 20 9                                        Page 4  of 11 Pages
--------------------------------------------------------------------------------


ITEM 5.  INTEREST IN SECURITY OF THE ISSUER.

         (a) & (b) The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of Timothy
J. Roach as of February 10, 2003:

                           Number of                      Percent
Name                       Shares (1)                     of Class (1)
----                       ------                         --------

Timothy J. Roach           900,013 (1)                    7.5% (2)

         (c)(i) On December 1, 1998, Mr. Roach acquired 10,000 shares of Common Stock for $62,753.50 in an open market purchase.

            (ii) On December 3, 1991, Mr. Roach purchased 2,880 shares of Common Stock underlying an option previously granted to him under the Company's 1986 Stock Option Plan at an exercise price of $3.125 per share. See paragraph (c)(xi) below for information regarding the restructuring of this option.

            (iii) Effective August 7, 1992, Mr. Roach exchanged, in the Private Placement, 2,500 shares of the Company's Series B Preferred Stock, acquired by him from the Company on February 3, 1992 for $250,000, for 100,000 shares of Common Stock and Warrants entitling him to purchase 100,000 shares of Common Stock until August 6, 1995 at an exercise price of $5.00 per share.

            (iv) On February 5, 1993, Mr. Roach purchased 3,200 shares of Common Stock underlying an option previously granted to him under the Company's 1986 Stock Option Plan at an exercise price of $3.125 per share. See paragraph (c)(xi) below for information regarding the restructuring of this option.


--------
(1) Timothy J. Roach has sole voting and dispositive power with respect to the shares owned by him. Includes 535,045 outstanding shares owned by Mr. Roach. Includes 968 shares owned by Mr. Roach's wife (who has sole voting and dispositive power with respect to such shares and as to which Mr. Roach disclaims beneficial ownership) and 364,000 shares subject to options to purchase Common Stock held by Mr. Roach under the Company's stock option plans to the extent such options are exercisable within 60 days of February 10, 2003.

(2) Percent of Class is based on 11,682,284 shares of Common Stock actually outstanding on February 10, 2003 plus the 364,000 shares subject the portion of options held by Mr. Roach that are exercisable on or within 60 days of February 10, 2003.

CUSIP No. 872479 20 9                                        Page 5  of 11 Pages
--------------------------------------------------------------------------------


            (v) On September 14, 1994, Mr. Roach was granted an option to purchase 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan at an exercise price of $4.625 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing September 14, 1996 and expiring on September 13, 2004. See paragraph (c)(xi) below for information regarding the restructuring of this option.

            (vi) On May 15, 1995, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1986 Stock Option Plan, at an exercise price of $5.125 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing May 15, 1996 and expiring on May 14, 2005. See paragraph (c)(xi) below for information regarding the restructuring of this option.

            (vii) On September 27, 1995, in accordance with the provisions of the Company's Restated Certificate of Incorporation, as amended, the 27,680; 968; and 2,240 shares of the Company's Class B Stock (having generally 10 votes per share) owned by Mr. Roach directly, Mr. Roach's wife and Mr. Roach as custodian for his children, respectively, were converted into an equal number of shares of the Company's Common Stock (having 1 vote per share).

            (viii) On July 25, 1996, Mr. Roach was granted an option to purchase up to 50,000 shares of Common Stock under the Company's 1995 Stock Option Plan, at an exercise price of $4.50 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing July 25, 1997 and expiring July 24, 2006. See paragraph (c)(x) below for information regarding the restructuring of this option.

            (ix) On December 30, 1997, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1995 Stock Option Plan, at an exercise price of $4.375 per share, which option became exercisable, on a cumulative basis, in five equal annual installments commencing December 30, 1998 and expiring on December 29, 2007. See paragraph (c)(x) below for information regarding the restructuring of this option.

            (x) On October 8, 1998, the Board of Directors of the Company offered Mr. Roach the right (which Mr. Roach accepted on that date) to modify his existing options to purchase an aggregate of 150,000 shares of Common Stock under the Company's 1995 Stock Option Plan (the "1995 Plan") by reducing the exercise price of such options to $1.563 per share, providing a new ten year term which expires on October 7, 2008, with such modified options becoming exercisable in five equal annual installments commencing October 8, 1999. This modification may be considered a cancellation of the old options and a grant of a new option under the 1995 Plan. The 1995 Plan contains a limit on the number of shares of Common Stock for which options may be granted to any person in a calendar year to 100,000. With the foregoing limit in mind, the Board of Directors of the Company intended to modify options as to 100,000 of such 150,000 shares in 1999, but the options with respect to all 150,000 shares were inadvertently

CUSIP No. 872479 20 9                                        Page 6  of 11 Pages
--------------------------------------------------------------------------------


                     modified on October 8, 1998. On March 19, 1999, certain stockholders of the Company commenced a purported class action lawsuit against the Company and its directors in the Court of Chancery of the State of Delaware in and for New Castle County. The lawsuit alleged, among other things, that all options modified by the Company on October 8, 1998 were invalid. On April 7, 1999, counsel for the plaintiffs and counsel for the defendants entered into a Memorandum of Understanding (the "Memorandum of Understanding") pursuant to which an agreement in principle was reached to settle the lawsuit. The Memorandum of Understanding was embodied in a formal Stipulation of Settlement entered into on May 25, 1999 (the "Stipulation of Settlement"). The settlement was subsequently approved by the Court and the action dismissed with prejudice, on the merits and without costs (except for a maximum of $300,000 for plaintiffs' attorneys' fees and expenses). Pursuant to the Memorandum of Understanding and the Stipulation of Settlement, among other things, the October 8, 1998 modification was corrected and restated to cover 100,000 shares of Common Stock which remain exercisable at a price of $1.563 per share until October 7, 2008 and continue to become exercisable in five equal annual installments commencing October 8, 1999. Options to purchase 50,000 shares originally modified on October 8, 1998 were modified on April 7, 1999 so that they are exercisable at an exercise price of $1.594 per share until April 6, 2009 and become exercisable, on a cumulative basis, in five equal annual installments commencing April 7, 2000. All such options, to purchase 150,000 shares, were specifically stated not to be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

            (xi) On December 8, 1998, the Board of Directors of the Company offered Mr. Roach the right (which Mr. Roach accepted on that date) to cancel his existing options granted on January 9, 1992 (to purchase 30,000 shares of Common Stock), September 14, 1994 (to purchase 100,000 shares of Common Stock) and May 15, 1995 (to purchase 100,000 shares of Common Stock) under the Company's 1986 Stock Option Plan and receive new options to purchase an aggregate of 230,000 shares of Common Stock under the Company's 1998 Stock Option Plan. Similar offers were made to all other Option holders under the Company's 1986 Stock Option Plan with respect to all of their options under the Company's 1986 Stock Option Plan. The new option has an exercise price of $2.313 per share, a term of ten years which extends until December 7, 2008, and is exercisable, on a cumulative basis, in five equal annual installments commencing December 8, 1999. The new option is governed by the Company's new 1998 Stock Option Plan instead of the 1986 Stock Option Plan which governed the then existing options.

            (xii) On May 30, 2000, Mr. Roach was granted an option to purchase up to 50,000 shares of Common Stock under the Company's 1998 Stock Option Plan at an exercise price of $1.656 per share, which option is exercisable, on a cumulative basis, in five equal annual installments commencing May 30, 2001 and expiring on May 29, 2010.

CUSIP No. 872479 20 9                                        Page 7  of 11 Pages
--------------------------------------------------------------------------------

            (xiii) On January 25, 2001, Mr. Roach was granted an option to purchase up to 100,000 shares of Common Stock under the Company's 1998 Stock Option Plan at an exercise price of $1.063 per share, which option is exercisable, on a cumulative basis, in five equal annual installments commencing January 25, 2002 and expiring on January 24, 2011.

            (xiv) On August 6, 2001, Mr. Roach acquired 25,000 shares of Common Stock for $25,614.75 in an open market purchase.

            (xv) On August 30, 2002, Mr. Roach was granted an option to purchase up to 80,000 shares of Common Stock under the Company's 1998 Stock Option Plan at an exercise price of $.3355 per share, which option is exercisable, on a cumulative basis, in two equal annual installments commencing January 1, 2004 and expiring on August 29, 2007.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Roach.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Mr. Roach holds options, granted under the Company's 1995 Stock Option Plan, to purchase (i) 100,000 shares of Common Stock at an exercise price of $1.563 per share, which options are exercisable, on a cumulative basis, in five equal annual installments commencing October 8, 1999 and expiring on October 7, 2008; and (ii) 50,000 shares of Common Stock at an exercise price of $1.594 per share, which options are exercisable, on a cumulative basis, in four equal annual installments commencing April 7, 2000 and expiring on April 6, 2009. Mr. Roach further holds options granted under the Company's 1998 Stock Option Plan to purchase (i) 230,000 shares of Common Stock at an exercise price of $2.313 per share, which options are exercisable, on a cumulative basis, in five equal annual installments commencing December 8, 1999 and expiring on December 7, 2008; (ii) 50,000 shares of Common Stock at an exercise price of $1.656 per share, which options are exercisable, on a cumulative basis, in five equal annual installments commencing May 30, 2001 and expiring on May 29, 2010; (iii) 100,000 shares of Common Stock at an exercise price of $1.063 per share, which options are exercisable, on a cumulative basis, in five equal annual installments commencing January 25, 2002 and expiring on January 24, 2011 and
(iv) 80,000 shares of Common Stock at an exercise price of $.3355 per share which option is exercisable, on a cumulative basis, in two equal annual installments commencing January 1, 2004 and expiring on August 29, 2007.

         The foregoing summaries of agreements are qualified in their entirety by reference to the exhibits to this Schedule 13D.

CUSIP No. 872479 20 9                                        Page 8  of 11 Pages
--------------------------------------------------------------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following are exhibits to this Statement:

         1(a). Stock Option Agreement, dated December 24, 1991, between the Company and Timothy J. Roach. (Filed as Exhibit 4(a) to Amendment No. 1).

         1(b). Stock Option Agreement, dated January 9, 1992, between the Company and Timothy J. Roach. (Filed as Exhibit 4(b) to Amendment No. 1).

         1(c). Stock Option Agreement, dated September 14, 1994, between the Company and Timothy J. Roach. (Filed as Exhibit 1(c) to Amendment No. 2).

         1(d). Stock Option Agreement, dated May 15, 1995, between the Company and Timothy J. Roach. (Filed as Exhibit 1(d) to Amendment No. 3).

         1(e). Stock Option Agreement, dated July 25, 1996, between the Company and Timothy J. Roach. (Filed as Exhibit 1(e) to Amendment No. 4).

         1(f). Stock Option Agreement, dated December 30, 1997, between the Company and Timothy J. Roach. (Filed as Exhibit 1(f) to Amendment No. 4).

         1(g). Corrected and Restated Letter Agreement, dated October 8, 1998, between the Company and Timothy J. Roach.

         1(h). Letter Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit No. 1(h) to Amendment No. 4).

         1(i). Stock Option Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit No. 1(i) to Amendment No. 4).

         1(j) Letter Agreement, dated April 7, 1999, between the Company and Timothy J. Roach. (Filed as Exhibit No. 1(j) to Amendment No. 5).

         1(k).* Stock Option Agreement, dated May 30, 2000, between the Company and Timothy J. Roach.

         1(l).* Stock Option Agreement, dated January 25, 2001, between the Company and Timothy J. Roach.

         1(m).* Stock Option Agreement, dated August 30, 2002, between the Company and Timothy J. Roach.

         5(a) Memorandum of Understanding between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Form 8-K dated (Date of earliest event reported): March 19, 1999).

CUSIP No. 872479 20 9                                        Page 9  of 11 Pages
--------------------------------------------------------------------------------


         (b) Stipulation of Settlement between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Form 8-K dated (Date of earliest event reported): May 25, 1999).


----------
* Filed herewith



                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:     February 13, 2003

                                                  /s/ Timothy J. Roach
                                                  -----------------------------
                                                  Timothy J. Roach

CUSIP No. 872479 20 9                                        Page 10 of 11 Pages
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                                  EXHIBIT INDEX
                                  -------------

         1(a). Stock Option Agreement, dated December 24, 1991, between the Company and Timothy J. Roach. (Filed as Exhibit 4(a) to Amendment No. 1).

         1(b). Stock Option Agreement, dated January 9, 1992, between the Company and Timothy J. Roach. (Filed as Exhibit 4(b) to Amendment No. 1).

         1(c). Stock Option Agreement, dated September 14, 1994, between the Company and Timothy J. Roach. (Filed as Exhibit 1(c) to Amendment No. 2).

         1(d). Stock Option Agreement, dated May 15, 1995, between the Company and Timothy J. Roach. (Filed as Exhibit 1(d) to Amendment No. 3).

         1(e). Stock Option Agreement, dated July 25, 1996, between the Company and Timothy J. Roach. (Filed as Exhibit 1(e) to Amendment No. 4).

         1(f). Stock Option Agreement, dated December 30, 1997, between the Company and Timothy J. Roach. (Filed as Exhibit 1(f) to Amendment No. 4).

         1(g). Corrected and Restated Letter Agreement, dated October 8, 1998, between the Company and Timothy J. Roach.

         1(h). Letter Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit No. 1(h) to Amendment No. 4).

         1(i). Stock Option Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit No. 1(i) to Amendment No. 4).

         1(j) Letter Agreement, dated April 7, 1999, between the Company and Timothy J. Roach. (Filed as Exhibit No. 1(j) to Amendment No. 5).

         1(k).* Stock Option Agreement, dated May 30, 2000, between the Company and Timothy J. Roach.

         1(l).* Stock Option Agreement, dated January 25, 2001, between the Company and Timothy J. Roach.

         1(m).* Stock Option Agreement, dated August 30, 2002, between the Company and Timothy J. Roach.

         5(a) Memorandum of Understanding between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr.,

CUSIP No. 872479 20 9                                        Page 11 of 11 Pages
--------------------------------------------------------------------------------


William G.  Sharwell,  Dr.  Joseph C. Hogan and C.  Bruce  Barksdale.  (Filed as
Exhibit 99.1 to the Company's Form 8-K dated (Date of earliest event  reported):
March 19, 1999).

         5(b) Stipulation of Settlement between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company's Form 8-K dated (Date of earliest event reported): May 25, 1999).





----------
* Filed herewith